                                                                    EXHIBIT 99.1

99.1. PRESS RELEASE

Contact:          Thomas G. O'Brien
                  Treasurer and Secretary
                  Amdocs Limited
                  (314) 957-8328

FOR IMMEDIATE RELEASE


NEWS RELEASE



                     AMDOCS LIMITED CONTINUES TO SHOW STRONG
                            GROWTH IN SECOND QUARTER

          - REVENUE INCREASES BY 57.3% AND OPERATING INCOME BY 86.3% -

St. Louis, Missouri - April 27, 1999 - Amdocs Limited (NYSE: DOX) today reported that for the second quarter ended March 31, 1999, revenue increased by 57.3% to $147.8 million from $94.0 million in the second quarter last year.

Second quarter operating income grew 86.3%, to $35.6 million. Net income increased 463.7% to $23.1 million, compared to $4.1 million in the second quarter last year. Diluted earnings per share for the quarter increased to $0.12 compared to $0.03 in the second quarter of fiscal 1998.

Avi Naor, President and Chief Executive Officer of Amdocs Management Limited, noted, "Amdocs continues to demonstrate strong, consistent growth. We have exceeded performance targets for the quarter and the first half of fiscal 1999."

Naor added, "Looking at the market, we are experiencing excellent demand for both our customer care and billing and order management products. This reflects the unique standing of Amdocs' solutions in our target market -- high-end and mid-tier telecom carriers, as well as high-growth new entrants."

Naor continued, "We continue to expand our range of products, enabling us to continually broaden the solutions we offer to our customers. We are serving an ever-widening set of telecom operations, including wireless, local, long distance, international, ISP, VOIP and data services. In addition, our new Order Management system is being received enthusiastically."

Naor concluded, "Looking forward, our pipeline remains strong, with many promising sales prospects. Visibility remains at the same high level as in previous quarters, due to the ongoing business relationships that we have with our customers, together with new sales. Overall, we are very confident regarding our future business prospects."

For the first half of fiscal 1999, Amdocs reported that revenues increased 54.7% to $279.3 million compared to $180.6 million in the same period last year. Operating income reached $65.8 million, up 82.9% from $36.0 million in the first half of 1998. Net income grew to $43.3 million, or $0.22 per diluted share, as compared to $12.1 million, or $0.09 per diluted share for the first half last year.

AMDOCS

Amdocs is a leading provider of product-driven customer care and billing solutions to premier telecommunications companies worldwide. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 3,600 information systems professionals dedicated to the telecommunications industry, Amdocs has an installed base of successful projects with more than 70 major telecommunications companies throughout the world. For more information visit our Web site at www.amdocs.com

THIS PRESS RELEASE MAY CONTAIN FORWARD LOOKING STATEMENTS AS DEFINED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT MAY CAUSE FUTURE RESULTS TO DIFFER FROM THOSE ANTICIPATED. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THE ADVERSE EFFECTS OF MARKET COMPETITION, RAPID CHANGES IN TECHNOLOGY THAT MAY RENDER THE COMPANY'S PRODUCTS AND SERVICES OBSOLETE, POTENTIAL LOSS OF A MAJOR CUSTOMER, AND RISKS ASSOCIATED WITH OPERATING BUSINESSES IN THE INTERNATIONAL MARKET. THESE AND OTHER RISKS ARE DISCUSSED AT GREATER LENGTH IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.












                            (financial tables follow)

DOX: CONTINUES TO SHOW STRONG GROWTH IN SECOND QUARTER

                                 AMDOCS LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                THREE MONTHS ENDED       SIX MONTHS ENDED
                                                    MARCH 31,                MARCH 31,
                                             ---------------------     ---------------------
                                               1999         1998         1999         1998
                                             --------    ---------     --------    ---------
Revenue:
  License                                    $ 17,308    $   9,698     $ 32,348    $  18,419
  Service                                     130,522       84,310      246,907      162,147
                                             --------    ---------     --------    ---------
                                              147,830       94,008      279,255      180,566
Operating expenses:
  Cost of license                               1,370        2,655        2,693        5,867
  Cost of service                              84,280       54,617      160,195      104,750
  Research and development                      9,140        5,634       17,519       10,955
  Selling, general and administrative          17,415       11,977       33,062       23,024
                                             --------    ---------     --------    ---------
                                              112,205       74,883      213,469      144,596
                                             --------    ---------     --------    ---------

Operating income                               35,625       19,125       65,786       35,970
Other expense (income), net:
  Interest expense, net                         1,587       11,478        2,902       13,801
  Other, net                                      979         (639)       1,051       (1,964)
                                             --------    ---------     --------    ---------
                                                2,566       10,839        3,953       11,837
                                             --------    ---------     --------    ---------
Income before income taxes                     33,059        8,286       61,833       24,133
Income taxes                                    9,918        4,181       18,550       12,067
                                             --------    ---------     --------    ---------
Net income                                   $ 23,141    $   4,105     $ 43,283    $  12,066
                                             ========    =========     ========    =========

Basic earnings per share                     $   0.12    $    0.03     $   0.22    $    0.09
                                             ========    =========     ========    =========

Diluted earnings per share                   $   0.12    $    0.03     $   0.22    $    0.09
                                             ========    =========     ========    =========


Weighted Average number of shares-Basic       196,800      128,424      196,800      127,858
                                             ========    =========     ========    =========


Weighted Average number of shares-Diluted     199,542      129,739      199,263      128,333
                                             ========    =========     ========    =========

DOX: CONTINUES TO SHOW STRONG GROWTH IN SECOND QUARTER

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          MARCH 31,    SEPTEMBER 30,
                                                                                            1999           1998
                                                                                          ---------    -------------
                                                                                         (UNAUDITED)
                                   ASSETS

Current Assets:
   Cash and cash equivalents                                                              $  26,894     $  25,389
   Accounts receivable, including unbilled of $7,124 and $10,331,                           121,283        79,723
     respectively
   Accounts receivable from related parties, including unbilled of $0 and
     $537, respectively                                                                      10,144        10,235
   Deferred income taxes                                                                     12,050        14,534
   Prepaid expenses and other current assets                                                 16,085        11,991
                                                                                          ---------     ---------
         Total current assets                                                               186,456       141,872

Equipment, vehicles and leasehold improvements, net                                          63,533        46,404
Deferred income taxes                                                                         7,348         7,773
Intellectual property rights                                                                 22,052        23,362
Other noncurrent assets                                                                      22,161        20,555
                                                                                          ---------     ---------
                                                                                          $ 301,550     $ 239,966
                                                                                          =========     =========

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities:
   Accounts payable and accrued expenses                                                  $  47,449     $  47,599
   Accrued personnel costs                                                                   26,861        29,948
   Short-term financing arrangements                                                         75,908        91,565
   Deferred revenue                                                                          61,070        29,241
   Short-term portion of capital lease obligations                                            4,184         2,952
   Forward exchange contracts                                                                 1,275         2,926
   Income taxes payable and deferred income taxes                                            18,039        21,919
                                                                                          ---------     ---------
         Total current liabilities                                                          234,786       226,150

Long-term forward exchange contracts                                                            513         2,222
Long-term portion of capital lease obligations                                               12,675         9,215
Other noncurrent liabilities                                                                 27,805        24,268

Shareholders' equity (deficit):
   Preferred Shares - Authorized 25,000 shares; pound sterling 0.01 par value; 0 shares
     issued and outstanding                                                                      --            --
   Ordinary Shares - Authorized 550,000 shares;pound sterling 0.01 par value; 196,800
     shares outstanding                                                                       3,149         3,149
   Additional paid-in capital                                                               447,772       447,503
   Unrealized income (loss) on derivative instruments                                           225        (1,495)
   Unearned compensation                                                                     (6,559)       (8,947)
   Accumulated deficit                                                                     (418,816)     (462,099)
                                                                                          ---------     ---------
         Total shareholders' equity (deficit)                                                25,771       (21,889)
                                                                                          ---------     ---------
                                                                                          $ 301,550     $ 239,966
                                                                                          =========     =========